Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-158391

September 17, 2009

Frontier Communications Corporation

Pricing Term Sheet

Issuer:	Frontier Communications Corporation
Security:	Senior Notes due 2018
Size:	$600,000,000
Maturity:	October 1, 2018
Coupon:	8.125%
Price:	98.441% of aggregate principal amount
Yield to maturity:	8.375%
Spread to Benchmark Treasury:	498 basis points
Benchmark Treasury:	3.75% due 11/15/2018
Benchmark Treasury Yield:	3.40%
Interest Payment Dates:	October 1st and April 1 st, commencing 2010
Make-whole call:	At any time at a discount rate of Treasury plus 50 basis points
Settlement:	T+10; October 1, 2009
CUSIP:	35906AAB4
Ratings:	Ba2/BB
Underwriting discount:	2.000%
Proceeds to Frontier (before expenses):	$578,646,000

Disclosures set forth throughout the preliminary prospectus supplement are updated to reflect the increase in the size of the offering from an aggregate principal amount of Senior Notes of $450,000,000 to $600,000,000. Giving effect to the increased offering size and the use of the net proceeds of the offering (after estimated offering expenses of $1 million) and cash on hand in connection with the announced Tender Offer, as of June 30, 2009, (i) Cash and cash equivalents would have been approximately $332 million, (ii) Senior notes, debentures and other debt would have been approximately $4,904 million, and (iii) Long-term borrowings would have been approximately $4,904 million, assuming in each case that the net proceeds and cash on hand are used solely to repurchase 2011 Notes under the Tender Offer.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 820-1653.